Investor Presentation Fourth Quarter 2020 Nasdaq: OCSI Filed by Oaktree Strategic Income Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Oaktree Strategic Income Corporation Commission File No. 814-01013

Forward Looking Statements & Legal Disclosures Some of the statements in this presentation constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation may include statements as to: our future operating results and distribution projections; the ability of Oaktree Fund Advisors, LLC (“Oaktree”) to reposition our portfolio and to implement Oaktree’s future plans with respect to our business; the ability of Oaktree and its affiliates to attract and retain highly talented professionals; our business prospects and the prospects of our portfolio companies; the impact of the investments that we expect to make; the ability of our portfolio companies to achieve their objectives; our expected financings and investments and additional leverage we may seek to incur in the future; the adequacy of our cash resources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; and the cost or potential outcome of any litigation to which we may be a party. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in our annual report on Form 10-K for the fiscal year ended September 30, 2020. Other factors that could cause actual results to differ materially include: changes or potential disruptions in our operations, the economy, financial markets or political environment; risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or regulated investment companies; general considerations associated with the COVID-19 pandemic; the ability of the parties to consummate the two-step merger (the “Mergers”) of OCSI with and into Oaktree Specialty Lending Corporation (“OCSL”) on the expected timeline, or at all; the ability to realize the anticipated benefits of the Mergers; the effects of disruption on our business from the proposed Mergers; the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; any potential termination of the Merger Agreement; the actions of our stockholders or the stockholders of OCSL with respect to the proposals submitted for their approval in connection with the Mergers; and other considerations that may be disclosed from time to time in our publicly disseminated documents and filings. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It In connection with the Mergers, OCSL has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes a preliminary joint proxy statement on Schedule 14A of OCSL and OCSI (the “Preliminary Joint Proxy Statement”) and a prospectus of OCSL, and OCSI and OCSL plan to file with the SEC a definitive joint proxy statement on Schedule 14A (the “Joint Proxy Statement”) and mail to their respective stockholders the “Joint Proxy Statement. The Joint Proxy Statement will contain, and the Registration Statement contains, important information about OCSI, OCSL, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSI AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT OCSI, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com. Participants in the Solicitation OCSI, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSI is set forth in the Preliminary Joint Proxy Statement, which was filed with the SEC on November 23, 2020. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in the Preliminary Joint Proxy Statement, which was filed with the SEC on November 23, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSI and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates. Unless otherwise indicated, data provided herein are dated as of September 30, 2020.

Forward Looking Statements & Legal Disclosures (continued) Calculation of Assets Under Management References to total "assets under management" or "AUM" represent assets managed by Oaktree and a proportionate amount of the AUM reported by DoubleLine Capital LP ("DoubleLine Capital"), in which Oaktree owns a 20% minority interest. Oaktree's methodology for calculating AUM includes (i) the net asset value (“NAV”) of assets managed directly by Oaktree, (ii) the leverage on which management fees are charged, (iii) undrawn capital that Oaktree is entitled to call from investors in Oaktree funds pursuant to their capital commitments, (iv) for collateralized loan obligation vehicles ("CLOs"), the aggregate par value of collateral assets and principal cash, (v) for publicly-traded business development companies, gross assets (including assets acquired with leverage), net of cash, and (vi) Oaktree's pro rata portion (20%) of the AUM reported by DoubleLine Capital. This calculation of AUM is not based on the definitions of AUM that may be set forth in agreements governing the investment funds, vehicles or accounts managed and is not calculated pursuant to regulatory definitions.

OAKTREE
OCSI | Strategic Income Corporation

Managed by Oaktree: A Leading Global Alternative Asset Manager

- Founded in 1995, Oaktree is a leading global investment management firm focused on credit investing
- Assets under management of $140 billion[1] in contrarian, value-oriented, risk-controlled investment strategies across a variety of asset classes
- Manages assets for a wide variety of clients including many of the most significant investors in the world

Investment Areas (by AUM)[3]

($ in billions)

CREDIT $74.9	PRIVATE EQUITY $15.1
REAL ASSETS $13.9	LISTED EQUITIES $7.4

Global Footprint[2]


Amsterdam
London
Frankfurt
Dublin
Helsinki
New York
Paris
Los Angeles
Luxembourg
Stamford
Houston
Beijing
Seoul
Shanghai
Tokyo
Dubai
Singapore
Hong Kong
Sydney

Over 1,000 professionals in 19 cities and 14 countries

Historical Assets Under Management[1]

($ in billions)


$140
120
100
80
60
40
20
0
$5
$18
$30
$84
$114
$140
1995
2000
2005
2010
2015
Sep. 2020

As of September 30, 2020

1 Includes Oaktree's proportionate amount of DoubleLine Capital AUM resulting from its 20% minority interest therein. See Forward Looking Statements & Legal Disclosures section for important information regarding Oaktree's calculation methodology for assets under management.

2 Includes offices of affiliates of Oaktree-managed funds in Amsterdam, Luxembourg and Dublin. Oaktree is headquartered in Los Angeles.

3 Excludes amount of DoubleLine Capital AUM.

3

Trusted partner to financial sponsors and management teams based on long-term commitment and focus on lending across economic cycles Strong market presence and established relationships with many sources of investment opportunities – private equity sponsors, capital raising advisers and borrowers The Oaktree Advantage scale track record flexibility relationships $140 billion in assets under management; $75 billion in credit strategies A deep and broad credit platform drawing from more than 250 highly experienced investment professionals with significant origination, structuring and underwriting expertise Expertise to structure comprehensive, flexible and creative credit solutions for companies of all sizes across numerous industry sectors Access to proprietary deal flow and first look at investment opportunities Premier credit manager and a leader among alternative investment managers for more than 20 years As of September 30, 2020 A disciplined portfolio management approach demonstrated across market cycles Over $20 billion invested in more than 380 directly originated loans since 2005 Long history of private credit investing Capacity to invest in large deals and to sole underwrite transactions

Experienced Management Team Strategic Credit team of over 20 tenured investment professionals supported by Oaktree’s dedicated valuation team Mel Carlisle, Chief Financial Officer & Treasurer Managing Director, Head of Oaktree’s Distressed Debt and Strategic Credit Fund Accounting Groups 24-year career with Oaktree Prior experience includes public accounting at PwC and fund accounting at TCW Group, Inc. Kim Larin, Chief Compliance Officer Managing Director, Oaktree’s Deputy Chief Compliance Officer 17-year career with Oaktree Chief Compliance Officer of the Oaktree Mutual Funds Armen Panossian, Chief Executive Officer & Chief Investment Officer Managing Director, Portfolio Manager of Oaktree’s Strategic Credit Strategy and Oaktree’s Head of Performing Credit Joined Oaktree in 2007 as a senior member of its Distressed Debt investment team Previously Portfolio Manager of Oaktree’s U.S. Senior Loan group and led the launch of Oaktree’s CLO business Experience investing across market cycles in performing and stressed asset classes Matt Pendo, President & Chief Operating Officer Managing Director, Head of Oaktree’s Corporate Development and Capital Markets Joined Oaktree in 2015 CIO of TARP (Troubled Asset Relief Program) of the U.S. Department of the Treasury 30 years of investment banking experience at leading Wall Street firms

Oaktree’s Investment Philosophy Emphasis on fundamental credit analysis, consistency and downside protection are key tenets of Oaktree’s investment philosophy, all of which are strongly aligned with the interests of Oaktree Strategic Income shareholders Primacy of Risk Control Control primarily for risk, rather than return May underperform in the most bullish markets, but prudence across investing environments and limiting losses has been foremost in our investment approach over time and throughout cycles Avoid Losers & Winners Take Care of Themselves Avoidance of investments that could impair capital over long term Opportunistic generation of meaningfully higher return potential in certain environments Market Inefficiency The private credit market is a relatively less efficient, less well trafficked market, providing opportunities for incremental return relative to risk Willingness to invest and lend during times of market stress, when others are retreating Benefits Of Specialization Expertise in creative, efficient structuring and institutional knowledge of bankruptcies and restructurings enables a focus on risk control that competitors lack Emphasis On Consistency An emphasis on consistency is a core tenet of Oaktree’s investment philosophy and approach We allow the market to dictate opportunities; we need not rely on macro forecasts Selectivity Oaktree’s platform provides an extensive reach across credit markets providing access to deal flow and the ability to be highly selective Oaktree’s Underwriting Criteria and Investment Process Have Been Demonstrated Across Market Cycles

Oaktree’s Approach to Direct Lending Focus on proprietary investment opportunities as well as partnering with other lenders as appropriate Leverage the networks and relationships of Oaktree’s over 250 investment professionals Dedicated sourcing professionals are in continuous contact with private equity sponsors, management teams, capital raising advisors and corporations Focus on companies with resilient business models, strong underlying fundamentals, significant asset or enterprise value and seasoned management teams Leverage deep credit and deal structuring expertise to lend to companies that have unique needs, complex business models or specific business challenges Maintain discipline around fundamental credit analysis with a focus on downside protection Conduct extensive diligence on underlying collateral value whether cash flows, hard assets or intellectual property Leverage Oaktree’s significant expertise in identifying structural risks and developing creative solutions in an effort to enhance downside protection Limited experience and expertise of other lenders with credit agreements may reduce competition for certain opportunities Include covenant protections designed to ensure lenders can get back to the table and "stop the clock" before a deal reaches impairment Reduce the impact of individual investment risks by diversifying portfolios across industry sectors Monitor the portfolio on an ongoing basis to manage risk and take preemptive action to resolve potential problems Emphasis on Proprietary Deals Focus on High-quality Companies and Extensive Diligence Employ Innovative Loan Structures to Manage Risk Disciplined Portfolio Management

Ability to Address a Wide Range of Borrower Needs Extensive, Global Credit Platform to Source Deal Flow Oaktree’s Extensive Origination Capabilities Strong market presence and established relationships with financial sponsors, management teams, capital raising advisors and individual issuers Emphasis on proprietary deals: Frequent “first look” opportunities, well positioned for difficult and complex transactions Established reputation as a “go-to” source for borrowers, large and small, due to longstanding track record in direct lending; with over $20 billion invested in more than 380 directly originated loans since 20051 Extensive origination capabilities leads to greater ability to source quality investments 1As of September 30, 2020. Capability to invest across the capital structure Certainty to borrowers by seeking to provide fully underwritten finance commitments Capacity to fund large loans

Oaktree’s Credit Investment Process Source Leverage Oaktree’s global platform: Team of 250+ highly- experienced investment professionals Strong market presence and established relationships with financial sponsors, management teams and capital raising advisers Screen Using Investment Criteria Viability of long-term business model Capital structure characteristics Level of assets or enterprise value coverage Forecasted operating performance and liquidity profile Ability to enforce creditor rights Quality of management team and equity ownership Research Diligence opportunities utilizing internal and external resources Oaktree investment teams in the U.S. and abroad 3rd party experts and analysis Network of industry management teams Perform what-if analysis on a range of potential credit events for each credit Evaluate Assess each credit via robust, collaborative decision-making process Apply disciplined investment criteria Evaluate risk/reward with significant focus on downside risk Size investments at portfolio level across a variety of characteristics Monitor Monitor individual credits and portfolio positioning Execute buy/sell/hold decisions when: Credit event occurs Security becomes overvalued Opportunities with more attractive risk/reward profiles are identified

Corporate Highlights Lend to middle-market companies in both the broadly syndicated and private placement markets Leverage the extensive firm-wide resources and expertise of Oaktree for originations, due diligence and credit selection Provide first lien, floating-rate loans to companies with resilient business models and strong fundamentals Large liquid loans with stable and reliable borrowers Companies across a variety of industries with seasoned management teams Emphasis on capital preservation Maintain portfolio with investments positioned to generate stable, current income across market cycles Highlights As of September 30, 2020 Portfolio $502 million in Total Investments 78 Portfolio Companies Total Assets $544 million Asset Type 86% First Lien 4% Second Lien 10% Joint Venture and Equity Ticker Nasdaq: OCSI Note:Numbers may not sum due to rounding.

Summary of Results for the Quarter Ended September 30, 2020 Net Investment Income $0.13 per share as of September 30, 2020, up 18% as compared to $0.11 per share as of June 30, 2020 Increase primarily driven by higher yields on new originations, higher make-whole interest and prepayment fees and lower interest expense Dividend Declared a cash distribution of $0.145 per share, an increase of 16% ($0.02 per share) from the prior distribution Distribution will be payable on December 31, 2020 to stockholders of record as of December 15, 2020 Net Asset Value $9.05 per share as of September 30, 2020, up 7% as compared to $8.47 per share as of June 30, 2020 Increase primarily due to unrealized gains resulting from price increases on liquid debt investments Investment Activity $54 million of new investment commitments across 12 companies 9.5% weighted average yield on new investment commitments; 86% first lien, 10% second lien Received $72 million of proceeds from prepayments, exits, other paydowns and sales, primarily driven by active sales of lower yielding investments Capital Structure & Liquidity $268 million of total debt outstanding as of September 30, 2020; 1.00x total debt to equity Liquidity was composed of $25 million of unrestricted cash and $83 million of undrawn capacity on credit facilities1; unfunded commitments were $20 million, approximately $14 million of which can be drawn immediately2 OCSL-OCSI Merger Agreement On October 28, 2020, the Company entered into an agreement to merge with and into OCSL, an affiliated business development company managed by Oaktree, with OCSL as the surviving company. Under the terms of the proposed merger, the Company’s shareholders will receive an amount of shares of OCSL common stock with a NAV equal to the NAV of shares of the Company’s common stock that they hold at the time of closing. The transaction is subject to approval by OCSL and the Company’s stockholders and other customary closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2021 1Credit facility availability subject to borrowing base and other limitations. 2Excludes unfunded commitments to OCSI Glick JV LLC (the “Glick JV”), a joint venture that invests primarily in middle market and other corporate debt securities. Approximately $5 million of unfunded commitments were ineligible to be immediately drawn due to certain milestones.

Portfolio Summary as of September 30, 2020 (As % of total portfolio at fair value; $ in millions) (As % of total portfolio at fair value) Portfolio Composition Top Ten Industries4 Portfolio Characteristics Note:Numbers may not sum due to rounding. 1Excludes OCSI’s share of the return on debt investments in the Glick JV. 2 Excludes negative EBITDA borrowers and recurring revenue software investments. 3Excludes OCSI’s investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 9.9% of the debt portfolio at fair value as of September 30, 2020. 4 Based on GICS sub-industry classification. Excludes multi-sector holdings, which is composed of investments in the Glick JV. $502 million Total Investments 78 Portfolio Companies 7.0% Weighted Average Yield on Debt Investments $142 million Median Debt Portfolio Company EBITDA2 90% Senior Secured Debt Investments 0 Non-Accruals (Excluding the Glick JV)3 (At fair value) (Excluding the Glick JV)1

Portfolio Diversity OCSI’s portfolio is diverse across borrowers and industries (As % of total portfolio at fair value) (As % of total portfolio at fair value) Portfolio by Industry1 Diversity by Investment Size Top 10 Investments 24% Next 15 Investments 24% Remaining 52 Investments 42% Glick JV 10% Industry % of Portfolio Software 13.1% Commercial Services & Supplies 8.7% Media 6.4% Aerospace & Defense 5.7% Diversified Telecommunication Services 4.5% IT Services 4.4% Chemicals 3.6% Entertainment 3.3% Hotels, Restaurants & Leisure 3.2% Oil, Gas & Consumable Fuels 3.1% Health Care Providers & Services 3.1% Personal Products 2.7% Remaining 20 Industries 28.5% Glick JV 9.8% As of September 30, 2020 Note:Numbers may not sum due to rounding. 1Based on GICS industry classification.

Portfolio Originations New Investment Highlights ($ in millions) Historical Originations and Exits (As % of new investment commitments; $ in millions) New Investment Composition Note:Numbers rounded to the nearest million or percentage point and may not sum due to rounding. 1 New funded investments includes drawdowns on existing revolver commitments. 2Investment exits includes proceeds from prepayments, exits, other paydowns and sales. 2 1 $54 million New Investment Commitments $52 million New Investment Fundings 9.5% Weighted Average Yield on New Debt Commitments 100% Also Held by Other Oaktree Funds $49 million New Investment Commitments in New Portfolio Companies $5 million New Investment Commitments in Existing Portfolio Companies

As of September 30, 2020 Note:Numbers may not sum due to rounding. 1Excludes investments in the Glick JV. Non-Core Investment Portfolio Detail Portfolio Repositioning Progress1 (As % of non-core investment portfolio at fair value; $ in millions) Non-core Investments by Type (At fair value; $ in millions) Non-core Portfolio Composition $37 Non-Core Investments: 8% of portfolio Non-Core Investments: 58% of portfolio -87% Non-Core Investments +98% Core Investments ($ in millions; at fair value) Only four non-core investments remained as of September 30, 2020

OAKTREE
OCSI | Strategic Income Corporation

Joint Venture Summary

Joint Venture with GF Equity Funding ("Glick")

- Primarily invests in senior secured loans of middle market companies as well as other corporate debt securities
- Joint venture structure
  - Equity ownership: 87.5% OCSI and 12.5% Glick
  - Shared voting control: 50% OCSI and 50% Glick
- Funded by $90 million credit facility
- **OCSI's investments in the Glick JV (at fair value):**

	9/30/2020	6/30/2020	3/31/2020	12/31/2019
Subordinated Note (L+4.5%)[1]	$49	$46	$38	$54
Subordinated Note % Par	*76%*	*70%*	*57%*	*82%*
87.5% Equity Interest	$ -	$ -	$ -	$ -

Subordinated Notes Restructuring

- During the quarter ended March 31, 2020, OCSI's subordinated note investment in the Glick JV was restructured and placed on non-accrual in response to the more volatile market environment
- While the Company did not recognize interest income from the Glick JV, the underlying investment portfolio generated net investment income of $1.4 million during the quarter ended September 30, 2020
- Subsequent to September 30, 2020, the Glick JV used these proceeds to make a $1.1 million repayment of outstanding principal on the subordinated notes, of which $1.0 million was paid to OCSI

Portfolio Summary

($ in millions; at fair value)

	9/30/2020	6/30/2020	3/31/2020	12/31/2019
Total Investments	$131	$128	$137	$158
First Lien	95%	95%	95%	92%
Second Lien & Other	5%	5%	5%	8%
Number of Debt Investments	40	41	44	42
Average Investment Size	$3	$3	$3	$4
Non-Accruals	1.7%	1.6%	4.2%	0.0%
Wt. Avg. Debt Portfolio Yield	5.6%	5.6%	5.6%	6.7%

Cash Flows & Distributions

($ in millions)

	9/30/2020	6/30/2020	3/31/2020	12/31/2019
Net Investment Income	**$1.4**	**$1.1**	**$2.0**	**$1.8**[2]
Cash Distributions:				
OCSI (87.5%)	$1.0	$1.0	-	$1.4
Glick (12.5%)	$0.1	$0.1	-	$0.2
Total Distributions	**$1.1**	**$1.1**	**$ -**	**$1.6**

Distributions were used to pay down outstanding principal on subordinated notes

Placed on non-accrual status; NII was retained to support NAV

As of September 30, 2020

[1] *Interest rate on subordinated notes was LIBOR + 6.5% prior to the subordinated notes restructuring, which occurred during the quarter ended March 31, 2020.*

[2] *Excludes interest paid on the Company's subordinated notes.*

16

OAKTREE
OCSI | Strategic Income Corporation

Capital Structure & Liquidity Overview

Funding Sources

($ in millions)

	Committed	Principal Outstanding	Interest Rate	Maturity
Deutsche Bank Facility	$160	$138	LIBOR+2.65%	3/30/2022
Citibank Revolving Credit Facility	180	119	LIBOR+1.70% / 2.25%[1]	7/18/2023
Short-Term Secured Borrowings	11	11	3.30%	N/A
Total	**$351**	**$268**		

- Revised leverage target to 1.0x to 1.4x from 1.2x to 1.6x
- 2.6% weighted average interest rate on debt outstanding
- On September 29, 2020, amended Deutsche Bank Facility to, among other things, extend the reinvestment period and maturity date to September 30, 2021 and March 30, 2022, respectively, and decrease the size from $200 million to $160 million
- On September 30, 2020, repaid all amounts outstanding under $25 million senior secured revolving credit facility with East West Bank, following which the facility was terminated

Liquidity Rollforward[2]

($ in millions)

	3/31/2020	6/30/2020	9/30/2020
Credit Facility Committed	$405	$405	$351
Credit Facility Drawn	(327)	(312)	(257)
Secured Borrowings	-	-	(11)
Cash and Cash Equivalents	22	30	25
Total Liquidity	**100**	**123**	**108**
Total Unfunded Commitments[3]	6	18	20
Adjusted Liquidity	**$94**	**$105**	**$88**

Historical Leverage Utilization[2]

($ in millions)


Undrawn Capacity
Total Debt Outstanding
$405
$78
$327
$405
$93
$312
$351
$83
$268

	3/31/20	6/30/20	9/30/20
Cash	$22	$30	$25
Net Assets	$211	$250	$267
Net Leverage	1.44x	1.13x	0.91x
Total Leverage	1.55x	1.25x	1.00x

As of September 30, 2020

Note: We have analyzed cash and cash equivalents, availability under our credit facilities, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate.

[1] *Interest rate spread depends on asset type.*

[2] *Credit facility availability subject to borrowing base and other limitations.*

[3] *Excludes unfunded commitments to the Glick JV.*

17

Appendix

Illustrative OCSL-OCSI Merger Consideration Merger Consideration Highlights Illustrative Example1 OCSI OCSL Combined Total NAV $266.7 $914.9 $1,181.6 Shares Outstanding 29.5 141.0 182.1 NAV Per Share $9.05 $6.49 $6.49 Total merger consideration will be based on the NAVs of OCSL and OCSI determined within 48 hours of closing OCSL to acquire 100% of OCSI in a stock-for-stock transaction, with shares to be exchanged on a NAV-for-NAV basis Merger will result in an ownership split of the combined company proportional to each of OCSL’s and OCSI’s respective NAVs At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions 1Based on NAVs as of September 30, 2020. NAVs do not include the impact of expenses related to the merger or any tax-related distributions. OCSI NAV Per Share $9.05 OCSL NAV Per Share $6.49 Exchange Ratio 1.39 ($ and share amounts in millions, except per share data)

OAKTREE
OCSI | Strategic Income Corporation

OCSI & OCSL Comparison

Portfolio and Balance Sheet Metrics

(At fair value, $ in thousands)

	OCSL	OCSI	Combined
Portfolio:			
Investments at Fair Value	$1,573,851	$502,293	**$2,076,145**
Top 10 Investments[1] (%)	23%	24%	**20%**
Number of Portfolio Companies	113	78	**141**
First Lien (%)	62%	86%	**68%**
Second Lien (%)	22%	4%	**17%**
Unsecured (%)	4%	-	**3%**
Equity (%)	4%	0.5%	**3%**
Joint Venture Interests (%)	7%	10%	**8%**
Non-Accruals at Fair Value (% of debt portfolio)	0.1%	0.0%[2]	**0.1%**
Debt Investment Overlap[1] ($)	$727,907	$258,604	
Debt Investment Overlap[1] (%)	52%	57%	
Balance Sheet:			
Total Assets	$1,640,712	$544,370	**$2,185,082**
Cash and Cash Equivalents	$39,096	$25,073	**$64,169**
Total Debt Outstanding[3]	$709,315	$267,586	**$976,901**
Net Assets	$914,879	$266,681	**$1,181,560**
Total Debt to Equity Ratio	0.78x	1.00x	**0.83x**
Net Debt to Equity Ratio	0.74x	0.91x	**0.78x**
Unsecured Borrowings[3] (%)	42%	-	**30%**
Weighted Average Interest Rate on Debt Outstanding	2.7%	2.6%	**2.7%**

As of September 30, 2020

1. *Excludes investments in Senior Loan Fund JV I LLC and the Glick JV.*
2. *Excludes OCSI's investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 9.9% of the debt portfolio at fair value as of September 30, 2020.*
3. *Net of unamortized financing costs.*

20

OAKTREE
OCSI | Strategic Income Corporation

Portfolio Highlights

	As of				
($ in thousands; at fair value)	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019
Investments at Fair Value	$502,293	$506,452	$524,379	$584,454	$597,104
Number of Portfolio Companies	78	76	88	84	84
Average Portfolio Company Debt Investment Size	$6,600	$6,700	$6,000	$7,100	$7,200
Asset Class:					
First Lien	86.0%	88.4%	90.6%	88.0%	88.5%
Second Lien	3.7%	2.5%	2.2%	2.7%	2.4%
Glick JV	9.8%	9.1%	7.2%	9.3%	9.1%
Equity	0.5%	0.0%	0.0%	0.0%	0.0%
Interest Rate Type for Debt Investments:					
% Floating Rate	98.1%	98.7%	100.0%	100.0%	100.0%
% Fixed Rate	1.9%	1.3%	-%	-%	-%
Yields					
Weighted Average Yield on Debt Investments[1]	6.3%	5.9%	6.0%	7.2%	7.4%
Weighted Average Yield on Debt Investments (Excluding the Glick JV)[2]	7.0%	6.5%	6.5%	7.1%	7.3%
Cash Component of Weighted Average Yield on Debt Investments	5.3%	5.1%	5.5%	7.0%	7.3%
Weighted Average Yield on Total Portfolio Investments[3]	6.3%	5.9%	6.0%	7.2%	7.4%

Note: Numbers may not sum due to rounding.

1 *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including our share of the return on the debt investments in the Glick JV.*

2 *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, excluding our share of the return on the debt investments in the Glick JV.*

3 *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including our share of the return on the debt investments in the Glick JV.*

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Investment Activity ($ in thousands) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 New Investment Commitments $54,100 $41,600 $93,900 $34,900 $50,800 New Funded Investment Activity1 $51,900 $34,900 $101,300 $37,900 $51,100 Proceeds from Prepayments, Exits, Other Paydowns and Sales $71,600 $90,700 $83,800 $46,000 $40,200 Net New Investments2 $(19,700) $(55,800) $17,500 $(8,100) $10,900 New Investment Commitments in New Portfolio Companies 9 7 18 9 7 New Investment Commitments in Existing Portfolio Companies 3 2 9 2 1 Portfolio Company Exits 6 19 14 9 5 Weighted Average Yield at Cost on New Debt Investment Commitments 9.5% 9.5% 6.6% 6.6% 6.8% 1New funded investment activity includes drawdowns on existing revolver commitments. 2Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

Financial Highlights ($ in thousands, except per share amounts) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 Net Investment Income per Share $0.13 $0.11 $0.15 $0.16 $0.17 Net Realized and Unrealized Gains (Losses) per Share $0.57 $1.32 $(2.53) $0.05 $(0.07) Earnings (Loss) per Share $0.70 $1.43 $(2.38) $0.21 $0.10 Distributions per Share $0.125 $0.125 $0.155 $0.155 $0.155 NAV per Share $9.05 $8.47 $7.17 $9.71 $9.65 Weighted Average Shares Outstanding 29,466,768 29,466,768 29,466,768 29,466,768 29,466,768 Investment Portfolio (at Fair Value) $502,293 $506,452 $524,379 $584,454 $597,104 Cash and Cash Equivalents $25,073 $30,103 $21,931 $9,525 $5,647 Total Assets $544,370 $579,325 $589,794 $613,134 $623,334 Total Debt Outstanding $267,586 $312,157 $327,157 $306,157 $294,657 Net Assets $266,681 $249,709 $211,234 $286,017 $284,450 Total Debt to Equity Ratio 1.00x 1.25x 1.55x 1.07x 1.04x Net Debt to Equity Ratio 0.91x 1.13x 1.44x 1.04x 1.02x Weighted Average Interest Rate on Debt Outstanding 2.6% 3.0% 3.8% 4.0% 4.2%

Net Asset Value Per Share Bridge Note:Net asset value per share amounts are based on the shares outstanding at each respective quarter end. Net investment income per share, net unrealized appreciation / (depreciation), and net realized gain / (loss) are based on the weighted average number of shares outstanding for the period. 1Excludes reclassifications of net unrealized appreciation / (depreciation) to net realized gains / (losses) as a result of investments exited during the quarter. 1 1

Historical Statement of Operations ($ in thousands, except per share data) For the three months ended 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 Interest income $7,730 $7,783 $9,666 $11,212 $11,976 PIK interest income 939 744 297 4 10 Fee income 277 109 380 388 93 Dividend income 6 - - - - Total investment income 8,952 8,636 10,343 11,603 12,078 Base management fee 1,320 1,375 1,442 1,506 1,511 Part I incentive fee 343 267 272 992 1,049 Interest expense 2,533 2,995 3,477 3,427 3,673 Other operating expenses1 1,010 830 862 1,002 901 Total expenses 5,207 5,468 6,052 6,926 7,134 Fees waived - - (272) (51) (198) Net expenses 5,207 5,468 5,781 6,876 6,937 Net investment income 3,746 3,169 4,562 4,728 5,142 Net unrealized appreciation (depreciation) 16,405 41,928 (67,418) 1,926 (148) Net realized gains (losses) 505 (2,938) (7,359) (520) (1,997) Net increase (decrease) in net assets resulting from operations $20,656 $42,159 $(70,216) $6,134 $2,996 Note:Numbers may not sum due to rounding 1Includes professional fees, directors fees, administrator expenses and general and administrative expenses.

Contact: Michael Mosticchio, Investor Relations ocsi-ir@oaktreecapital.com